

March 22, 2011

<u>Via E-mail</u>
Mr. Jerry R. Satchwell
President, Secretary, Treasurer and Director
Theron Resource Group
1596 Gulf Road, Number 34
Point Roberts, Washington   98281

> **Re: Theron Resource Group**
> **Form 10-K for Fiscal Year Ended May 31, 2010**
> **Filed September 3, 2010**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2010**
> **Filed January 20, 2011**
> **Response Letters Dated March 13, 2011 and March 21, 2011**
> **File No. 000-53845**

Dear Mr. Satchwell:

        We have completed our review of your filings, and do not have any further comments at this time.

> Sincerely,
>
> /s/ Ethan Horowitz
>
> Ethan Horowitz
> Branch Chief